FORM 10-Q

                                                                    Exhibit 12



                                  TAMPA ELECTRIC COMPANY

                            RATIO OF EARNINGS TO FIXED CHARGES



      The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.




  Six Months        Twelve Months
     Ended              Ended                 Year Ended December 31,
                                                   (1)    (2)
June 30, 1996       June 30, 1996      1995    1994    1993    1992    1991

    4.00x               4.41x          4.50x   4.11x   3.98x   4.16x   3.66x


      For the  purposes of calculating this ratio, earnings consist of income before income  taxes  and  fixed  charges.  Fixed  charges  consist  of interest on indebtedness, amortization of debt  premium,  the  interest

      component of  rentals  and  preferred   stock   dividend  requirements.



(1) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994.

(2) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.










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